January 29, 2020

John Evans
Chief Executive Officer
Beam Therapeutics Inc.
26 Landsdowne Street
Cambridge, MA 02139

       Re: Beam Therapeutics Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 17, 2020
           Amendment No. 2 to Registration Statement on Form S-1
           Filed January 27, 2020
           File No. 333-233985

Dear Mr. Evans:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1

Dilution, page 92

1. Please provide us calculations supporting "Pro forma net tangible book value per share of common stock as of September 30, 2019" of $3.24 per share and "Pro forma as adjusted net tangible book value per share of common stock after the offering" of $4.78 per share.
       Also, explain your basis for including redeemable convertible stock of $298,786 in determining "Historical net tangible book value per share of common stock at September
       30, 2019." In addition, explain your basis for including 3,043,669 shares of unvested restricted stock that is "not issued and outstanding for accounting purposes and not
 John Evans
Beam Therapeutics Inc.
January 29, 2020
Page 2
      included in our consolidated financial statements." Refer us to the technical guidance upon which you relied and revise your presentation accordingly.
General

2. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at
(202) 551-
3614 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at
(202) 551-8071
with any other questions.



                                                             Sincerely,
FirstName LastNameJohn Evans
                                                             Division of
Corporation Finance
Comapany NameBeam Therapeutics Inc.
                                                             Office of Life
Sciences
January 29, 2020 Page 2
cc:       Marc A. Rubenstein, Esq.
FirstName LastName